Filed by Dialog Semiconductor plc

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No.: 0-19032

Dialog’s Acquisition of Atmel
A Global Leader in Mobile Power and IoT
Investor Presentation
September 21, 2015
…personal
…portable
…connected

Safe Harbor This presentation is not a prospectus. It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger of Dialog Semiconductor plc (“Dialog”) and Atmel Corporation (“Atmel”) announced on September 20, 2015 (the “Merger”) or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of shareholders of Dialog, a shareholder circular seeking the approval of Dialog shareholders for the Merger and issuance of ADSs to Atmel shareholders (the “Circular”) or, in respect of shareholders of Atmel, the proxy statement and US prospectus which will form part of the Form F-4 Registration Statement (the “Proxy Statement/Prospectus”) that will be filed in connection with the Merger in due course. This communication may be deemed to be solicitation material in respect of the proposed Merger involving Dialog and Atmel. In connection with the proposed Merger, Dialog intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing the Proxy Statement/Prospectus for the stockholders of Atmel and each of Dialog and Atmel plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to shareholders of Atmel. Shareholders of Dialog and Atmel are advised to read carefully the formal documentation in relation to the Merger once it has been dispatched. The proposals for the Merger will, in respect of shareholders of Dialog, be made solely through the Circular, and, in respect of shareholders of Atmel, be made solely through the Proxy Statement/Prospectus. Both the Circular and the Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Merger will be implemented, including details of how to vote with respect to the implementation of the Merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of shareholders of Dialog, in the Circular, or, in respect of shareholders of Atmel, in the Proxy Statement/Prospectus. This communication comprises an advertisement for the purposes of paragraph 3.3R of the Prospectus Rules made under Part VI of the FSMA and not a prospectus. Any prospectus in connection with the admission of ordinary shares of Dialog to listing on the Frankfurt Stock Exchange will be published at a later date. Copies of the prospectus will, following publication, be available from the website of the National Storage Mechanism at www.hemscott.com/nsm.do and available for inspection by Dialog shareholders at Dialog’s registered office. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF DIALOG AND ATMEL TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND US PROSPECTUS (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Forward-looking statements This presentation contains, or may contain, forward-looking statements concerning Dialog and Atmel (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words “will”, “may”, “should”, “continue, “believes”, “targets”, “plans”, “expects”, “estimates”, “aims”, “intends”, “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of Dialog’s or Atmel’s operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on Dialog’s, Atmel’s or the Merged Company’s business; (iv) the anticipated timing of regulatory approvals; and (v) the anticipated timing of shareholder meetings and completion of the Merger. These forward-looking statements are based upon the current beliefs and expectations of the management of Dialog and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Dialog’s and Atmel’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Atmel’s businesses into those of Dialog’s in a timely and cost-efficient manner; the development of the markets for Dialog’s and Atmel’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Dialog and Atmel in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of Dialog, Atmel and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of Dialog, Atmel and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of Dialog, Atmel and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in Dialog’s and Atmel’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither Dialog nor Atmel can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Dialog nor Atmel nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Dialog, Atmel, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of Dialog for the current or future financial years would necessarily match or exceed the historical published figures.
Overseas jurisdictions The release, publication or distribution of this presentation in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

2	Dialog Semiconductor © 2015

Important Information, Where to Find It In connection with the proposed transaction, Dialog will file with the SEC a Registration Statement on Form F-4, which will contain a Proxy Statement for the Atmel stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DIALOG OR ATMEL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement and any other documents filed by Dialog or Atmel with the SEC in connection with the proposed transaction at the SEC’s website at http://www.sec.gov. Important Additional Information Dialog, Atmel and their directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. Dialog plans to file the Proxy Statement and F-4 Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information about Dialog’s directors and executive officers is set forth in Dialog’s Annual report and accounts 2014. Information regarding the names of Atmel’s directors and executive officers and their respective interests in Atmel by security holdings or otherwise is set forth in Atmel’s proxy statement relating to the 2015 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov. Additional information regarding the interests of such potential participants will be included in the Proxy Statement and F-4 Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction. 3 Dialog Semiconductor © 2015

Acquisition Announcement 1 DIALOG is acquiring ATMEL in a cash and stock transaction worth ~$4.6Bn 2 Combined company will be fast-growing and diversified with ~$2.7Bn(1) of revenues 3 Complementary product portfolios, targeting three attractive segments: – Mobile Power – IoT – Automotive 4 Strong pipeline of leading products, customers, and design wins 5 Annual cost synergies of $150MM expected to be achievable within two years 6 Accretive to underlying EPS in 2017, the first full year following closing Note 4 1. Last twelve months (LTM) Dialog Semiconductor © 2015

Dialog and Atmel at a Glance
#1 market share in power management (PMICs) for smartphones and tablets
Best-in-class dedicated power management team with broad IP portfolio
Leading portfolio of PMIC, power conversion (AC/DC), LED lighting, Bluetooth ® smart and
Company audio products
Highlights Large custom mixed-signal design team, established strategic relationships with top-tier OEMs
Track record of solid execution with strong revenue growth and strong cash generation
Exploiting China smartphone and IoT opportunity
A leading supplier of ARM ® and proprietary microcontrollers (MCUs)
Large MCU business with 35,000+ customers and broad ecosystem support
Company Differentiated technology for IoT Security, Automotive Touch, and Low -Power Wireless
Highlights Established and proven global channel distribution network
New product design win activity supporting expected growth and margin expansion
Dialog Semiconductor © 2015 5

Strategic Rationale

A Global Leader in Power Management and Embedded Processing

- Leadership in PMIC and power saving technologies
- Broad portfolio of 32-bit ARM-based and proprietary AVR microcontrollers
- High performance ICs for connectivity, security, touch, and audio

Significant Scale and Fast Growing SAM

- Well positioned for growth in Mobile Power, IoT and Automotive markets
- $11 Bn SAM today growing to approximately $20 Bn in 2019 (13% CAGR)

High Quality, Diversified Customer Base


2014 Dialog
Other
13%
87%
Top 5 Customers
Combined
~55%
~45%
Top 5 Customers
Other

Significant Synergies

- Leverage existing customer relationships and broad distribution channels
- Significant cost synergies from greater operating efficiency and overlap
- Drives $150MM in savings annually, expected to be realizable within two years

Attractive Long-Term Operating Model (2)

- Target underlying(1) operating model:
  - 47-50% Gross Margin
  - 23-25% Operating Margin

Note
1. See underlying definition in Appendix
2. Long-term defined as approx. 3-5 year timeframe

Dialog Semiconductor © 2015

6

Transaction Overview

Consideration	• Total consideration of $10.42 per share to Atmel shareholders – $4.65 per share in cash – 0.112 Dialog American Depository Shares (ADS)[1], fixed exchange ratio ($5.77 in value based on Dialog closing price as of 9/18/15) • Total equity value: $4.6Bn – ~$2.5Bn in equity (55%) – ~$2.0Bn in cash (45%)
Pro Forma Ownership	• Approx. 62% Dialog shareholders / 38% Atmel shareholders • Atmel to receive 2 board seats (out of 10 total board seats)
Sources of Financing	• 49MM shares (approx.) of Dialog stock to be issued in the form of American Depository Shares on NYSE or NASDAQ • $2.1Bn committed term loan • $210MM from combined balance sheet; pro-forma cash balance of ~$450MM
Anticipated Close	• First Quarter of 2016
Conditions	• Approval by Dialog and Atmel shareholders, customary closing conditions and regulatory approvals

Note
1. One Dialog ADS equal to one Dialog share of common stock

Dialog Semiconductor © 2015
7

Combination Creates a Global
Semiconductor Powerhouse
Leadership in Power Management (1) and Embedded Processing
Automotive and Other
Access, Motor Control, LIN, CAN
3 and Touch (14%) (2)(3)
Mobile Power
PMIC, AC/DC, Touch,
1 SSL LED (48%) (2)(4)
IoT
MCUs, Connectivity, Security
2 and Memory (38%) (3)
$2.7 Bn
Combined LTM Revenue
Notes
1. Power Management segment defined as power management solutions for mobile platforms including smartphones, tablets, portable PCs and wearable-type devices
2. Assumes 50% of Touch in Automotive and 50% in Mobile Power
3. Automotive includes revenue from Atmel‘s Automotive core Car Access, IVN/HV and other products as well as MCU, Touch and Memory products approximately 70% of Dialog’s Automotive/Industrial/Connectivity segment allocated to IoT, approximately 30% to Automotive
4. Mobile Power representing smartphones, tablets, and computer platforms
Dialog Semiconductor © 2015 8

High-Growth and Significant SAM
Targeting Multiple Attractive High Growth Sectors
$20.6Bn
Lighting
13% $1.0Bn
CAGR Automotive
$3.3Bn
Connectivity
$3.4Bn
$11.0Bn
IoT
$5.5Bn
Mobile Power
$7.4Bn
2014 SAM 2019 SAM
Note 9
1. Juniper 2014, Gartner 2015, Databeans 2015, Navigant Dialog Semiconductor © 2015
Research, HIS 2015, Dialog Semiconductor

IP to Exploit Mobile Power
Highly integrated and increasingly End-to-end solution leading in complex Power Management IC Rapid Charge™ rollout
New Increased Expanding New Different AC-DC ICs for mobile chargers customer context charging battery
use cases
applications awareness scenarios configs
Always-on
sensing USB-C.
Sensors, wireless,
camera, GPS, energy
audio harvesting
Wearable, Single or
hybrid multiple
devices PMIC, AC/DC, (series/parallel)
Touch
Dialog Semiconductor © 2015 10

Most Complete Platform for IoT
Uniquely Positioned to Meet Customer Needs
Power
Management Microcontroller
Security & Sensing Privacy
26-30 billion connected devices by 2020(1)
Connectivity
Notes
1. “The Internet of Things” Opportunities and challenges for semiconductor 11 companies, McKinsey & Company May 2015 Dialog Semiconductor © 2015

Growing Automotive Market Opportunity
Broad Product Portfolio – Differentiated User Experience
Body Electronics & Chassis Car Access
Entry Power Steering Key Fob
Doors
Lights
Seats
Braking System
Windows
Mirror
Car Receiver Door
Access, Safety, Security and Touch
Networking LIN/CAN
Wiper Motor Control
Product Legend
IVN
MCU
Security
Touch
RF
Infotainment Engine
Internet Access Audio System Rear-Seat Display
Central Instrument Cluster
Information Display
Notes
1. Local Interconnect Network (LIN) 12
2. Controller Area Network (CAN) Dialog Semiconductor © 2015
3. In-Vehicle Networking (IVN)

Diversified Top Tier Customers
Key Pillars Selected Customers
1
Mobile Power
(PMIC, AC/DC, Touch, SSL LED)
Top and Emerging Smartphone OEMs and Partners
2
IoT
(MCUs, Connectivity, Security and Memory)
3
Automotive
(Access, Motor Control, LIN, CAN and Touch)
13
Dialog Semiconductor © 2015

Four Pillars of Our Strategy
1 Leverage broad product portfolio and customer base
Combine power management, MCUs, connectivity and security
functionality to innovate and drive growth across mobile power, IoT high and automotive applications
More products
More in higher products in
higher growth
growth
2 Broader and deeper at our customer base Profitability segments segments
Leverage proven and established global distribution channels low
low high
3 Continuous innovation Growth
Investments in power management, 32-bit ARM microcontrollers, rapid charging technologies as well as leading IoT connectivity (Bluetooth® Smart, WiFi)
4 Strategic focus on fast growing China consumer electronics market
Direct, distribution and innovative partnerships with key players in China
Dialog Semiconductor ©2015 Dialog Semiconductor © 2015 14
Dialog Semiconductor ©2015

Scale Advantage Within Peer Group
LTM Revenue ($Bn)
3.3
2.7
2.3
2.2
1.9
1.5
1.2
1.0
0.6 0.6
0.6
0.5 0.5
0.3 0.3
Dialog PF M Cirrus Silicon Labs IDT AMS Intersil o Mo r
Dialog PF
Notes
1. Last twelve months (LTM) 15
2. Cypress figure includes Spansion acquisition Dialog Semiconductor © 2015
3. See underlying definition in Appendix
4. Comparable set includes $1Bn+ market cap, sub $4Bn revenue, high-performance analog and microcontroller companies

Combined Financial Model
Dialog Atmel Combined Dialog Underlying(1) Non-GAAP Underlying(1) Long Term LTM LTM LTM Target
Revenue $1.34Bn $1.35Bn $2.69Bn
Gross Margin 46% 47% 47% 47-50% R&D 16% 18% 17% 14-16% SG&A 7% 16% 12% 9-11% Operating Margin 23% 13% 18% 23-25%
Notes 16
1. See underlying definition in Appendix Dialog Semiconductor © 2015
2. Last twelve months (LTM)
3. Combined Company figures pre-synergies

Debt Financing
$2.1 Bn Term Loan commitment from Morgan Stanley Senior Funding, Inc.
Debt Commitment “Covenant lite”, annual pre-tax interest cost of approximately 4%
Early repayment permitted
Pro Forma ~3x Net Debt/ Estimated LTM EBITDA (pre-synergy at closing)
Capitalization Cash generative business enables the ability to substantially pay down the
Statistics transaction debt approximately three years after closing
Dialog Semiconductor © 2015 17

Proven Track Record of Execution
Strong Commitment to Delivering Value to Shareholders
1 Revenue 13x 2007–2014
2 Underlying Operating Profit(1)(2) 39x 2008–2014
3 22.5% Q2 2015
Underlying Operating Margin(1)
3.6% FY 2008
4 Share Price Performance +2,700% 2007–2014(3)
5 Successful Acquisition and Integration of SiTel (Feb 2011) and iWatt (Jul 2013)
Note
1. See underlying definition in Appendix 18
2. Assumes 2008 IFRS operating profit equals underlying operating profit Dialog Semiconductor © 2015
3. 1/5/07 to 12/30/14

The Power To Be.
Contact:
Jose Cano Mark Tyndall
Head of Investor Relations SVP, Corporate Development & Strategy
jose.cano@diasemi.com mark.tyndall@diasemi.com
+44 (0)1793 756 961 +1 408-621-6749
…connected
Dialog Semiconductor © 2015 19

Appendix
Underlying Results
The term “underlying” is not defined in IFRS and therefore may not be comparable with similarly titled measures reported by other companies. Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures. Underlying results (net of tax) have been fully reconciled to IFRS results (net of tax) above. All other underlying measures disclosed within this report are a component of this measure and adjustments between IFRS and underlying measures for each of these measures are a component of those disclosed above.
Underlying results are based on IFRS, adjusted to exclude share-based compensation charges and amortization of intangibles associated with acquisitions and certain other non-recurring items.
Non-GAAP Metrics
Non-GAAP net income excludes share-based compensation expense, acquisition-related charges, restructuring charges (credits), operating results of the exited XSense business for 2015, loss from manufacturing facility damage and shutdown, French building underutilization and other (credits), loss (gain) related to foundry arrangements, gain on sale of assets and investments, non-GAAP tax adjustments, as well as net (loss) income attributable to noncontrolling interest.
20
Dialog Semiconductor © 2015